

Mail Stop 7010

October 25, 2007

Via U.S. Mail

Mr. David E. Grose, Chief Financial Officer
Quest Energy Partners, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, Oklahoma 73120

> **Re:** **Quest Energy Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 22, 2007**
> **File No. 333-144716**

Dear Mr. Grose:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Estimated Cash Available for Distributions, page 67

1. We note the blank spaces for the three line items regarding the ratios relating to your new credit facility at the bottom of this table. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit under Rule 430A. See Section II.A.7 of SEC Release 33-6714.

<u>Unaudited Pro Forma Financial Statements, pages F-3 – F-5</u>

<u>2. Pro Forma Adjustments and Assumptions, page F-6</u>

2.   We note your clarifying disclosure in response to comment 3 of our letter dated
        October 9, 2007. In accordance with Rule 11-02(b)(6) of Regulation S-X, pro
        forma adjustments to the income statement should include only those that are
        expected to have a continuing impact on the registrant. The recognition of a one-
        time prepayment penalty does not appear to meet this requirement. If the other
        loan costs discussed in note (e) also relate to one-time expenses, such as the write-
        off of deferred fees, the recognition of these costs also would not have a
        continuing impact. Therefore, it appears revisions to your pro forma income
        statements and related footnote (e) are necessary to remove the adjustment from
        the pro forma income statement and to disclose that these amounts are reflected in
        the pro forma balance sheet only as they will not have a continuing impact on
        operations.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Buskirk
    R. Carroll
    R. Winfrey
    J. Madison

    Via facsimile:
    Patrick Respeliers
    (816) 412-8174